

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 13, 2007

By facsimile to (813) 221-4210 and U.S. Mail

Mr. Larry E. Buffington
President and Chief Executive Officer
Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Margarita, CA 92688

Re: Liquidmetal Technologies, Inc.
        Pre-effective Amendments 1 and 2 to Registration Statement on Form S-1
        Filed July 2 and 3, 2007
        File No. 333-142442

Dear Mr. Buffington:

    We reviewed the filings and have the comment below.

Undertakings, page II-3

1.   Refer to prior comment 12. As requested previously, include the Rule 430C undertaking
        required by Item 512(a)(5)(ii) of Regulation S-K.

Closing

    File an amendment to the S-1 in response to the comment. To expedite our review,
Liquidmetal may wish to provide us three marked courtesy copies of the amendment. Include
with the filing any supplemental information requested and a cover letter tagged as
correspondence that keys the responses to the comment. If Liquidmetal thinks that compliance
with the comment is inappropriate, provide the basis in the letter. We may have additional
comments after review of the amendment, the response to the comment, and any supplemental
information.

    We urge all persons responsible for the accuracy and adequacy of the disclosure in the
registration statement reviewed by us to ensure that they have provided all information investors

require for an informed decision. Since Liquidmetal and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Liquidmetal requests acceleration of the registration statement's effectiveness, Liquidmetal should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Liquidmetal from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Liquidmetal may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Liquidmetal provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Curt P. Creely, Esq.

Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, FL 33602